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                                                                    Exhibit 12.2

               CITADEL COMMUNICATIONS CORPORATION AND SUBSIDIARIES
                  Computation of Ratio of Earnings to Combined
                   Fixed Charges And Preferred Stock Dividends
                          (in thousands except ratios)

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
                                                                  Nine Months
                                                                      Ended                      Year Ended December 31,
                                                                  September 30,    ------------------------------------------------
                                                                      1999         1998         1997       1996      1995     1994
                                                                  -------------    ----         ----       ----      ----     ----
Earnings:
     Income (loss) from continuing operations
      before income taxes                                              (5,428)    (5,317)     (6,054)     (1,997)   (4,376)  (5,511)
     Fixed charges                                                     29,612     33,589      20,208       6,518     5,488    5,075
     Preference security dividend requirements                        (11,323)   (14,586)     (6,633)         --        --       --

     Earnings as adjusted (A)                                          12,861     13,686       7,521       4,521     1,112     (436)

Fixed Charges:
     Interest expense                                                  17,502     18,126      12,872       6,155     5,242    4,866
     Interest portion of rental expense (1)                               787        877         703         363       246      209
     Preference security dividend requirements                         11,323     14,586       6,633          --        --       --

     Total fixed charges                                               29,612     33,589      20,208       6,518     5,488    5,075

Preferred stock dividends (2)                                          11,323     14,586       6,633          --        --       --

     Total fixed charges and preferred stock dividends (B)             40,935     48,175      26,841       6,518     5,488    5,075

Ratio of earnings to combined fixed charges
     and preferred stock dividends (A) divided by (B)                    0.31       0.28        0.28        0.69      0.20    (0.09)
Deficiency of earnings available to cover combined
     fixed charges and preferred stock dividends (A) minus (B)        (28,074)   (34,489)    (19,320)     (1,997)   (4,376)  (5,511)

(1) Management of the Company believes approximately 33% of rent expense is a reasonable estimate of the interest portion of rental expense

(2) Preferred stock dividends have not been grossed up due to history of tax net operating loss carry-forwards
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